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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                                 Sec. File Number: 0 - 18288

                                                 Cusip Number: 254560 10 5

(Check One):   { x } Form 10-K   { } Form 20-F    { } Form 11-K    { } Form 10-Q

               { } Form N-SAR

For Period Ended: April 30, 1998
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{ }  Transition  Report  on  Form  10-K
{ }  Transition  Report  on  Form  20-F
{ }  Transition  Report  on  Form  11-K
{ }  Transition  Report  on  Form  10-Q
{ }  Transition  Report  on  Form  N-SAR

For the Transition Period Ended: .............................................

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     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates.........................
 ...............................................................................
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Part 1 - Registrant Information

         Full Name of Registrant: Direct Connect International Inc.

         Former Name if Applicable:
         .....................................................................

         Address of Principal Executive Office (Street and Number)
         P. O. Box 14, Hawthorne, New Jersey 07507

         .....................................................................

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Part II - Rules 12b-25 (b) and (c)

          (a)  The reasons  described in  reasonable  detail in Part III of this form  could  not be  eliminated  without  unreasonable  effort or expenses.
  [ X ]   (b)  The subject annual report, semi-annual report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date and
          (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12-b-25 (c) has been attached if applicable.

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Part III - Narrative

The Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1998 (Form 10-K) could not be filed within the prescribed period because the financial statements for the fiscal year ended April 30, 1998 required for inclusion in Form 10-K have not been reviewed by management. Because of scheduling difficulties, executives of the Company responsible for such review have not been able to review such statements with the Company's auditors. Accordingly, the Company will require additional time for management to discharge its responsibility with regard to reviewing the Form 10-K.

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Part IV - Other Information

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification.
     William  B.  Rodman,  Corporate  Secretary   (201)445-2101
     ..........................................................................
           (Name)                               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [x] Yes       [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.
                                                         [x] Yes       [ ] No

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The  results of  operations  for the fiscal  year ended April 30, 1998 will vary significantly from the corresponding period for the previous fiscal year because of the following:

1) Revenues of approximately $460,000 and related cost of goods sold and advertising and promotion costs aggregating approximately $590,000 during the fiscal year ended April 30, 1997 were all reduced to zero for the fiscal year ended April 30, 1998.

2) General and administrative expenses less management fees were approximately $200,000 for the fiscal year ended April 30, 1997 as compared to approximately $1,300,000 for the fiscal year ended April 30, 1998. This increase resulted principally from a decline in management fees of approximately $760,000.

3) The gain on sale of Datatec common stock for the fiscal year ended April 30, 1998 was approximately $1,300,000 as compared with $2,300,000 for the fiscal year ended April 30, 1997.

4) The write off of investment in, and advances to, Evolutions, Inc. was approximately $1,900,000 for the fiscal year ended April 30, 1997 and was zero for the fiscal year ended April 30, 1998.

5) The deferred income tax expense of approximately $800,000 for the fiscal year ended April 30, 1997 was reduced to zero for the fiscal year ended April 30, 1998.



                        Direct Connect International Inc.
 ................................................................................
                  (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date:     July 28, 1998                    By:  /s/ Peter Schneider
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                                                     Peter Schneider-President